SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of April 2014

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

The press release issued by DHT Holdings, Inc. on April 29, 2014 related to its results for the first quarter of 2014 and its declaration of a quarterly dividend is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated April 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: April 30, 2014	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer